

February 22, 2012

<u>Via E-mail</u>
Winnie W. L. Fung
Secretary, Chief Financial Officer and Director
Gysan Holdings, Inc.
Unit 7, 833 – 1<sup>st</sup> Avenue N.W.
Calgary, AB, Canada T2N 0A4

      **Re:    Gysan Holdings, Inc.**
                  **Amendment No. 1 to Registration Statement on Form S-1**
                  **Filed February 8, 2012**
                  **File No. 333-178199**

Dear Ms. Fung:

We have reviewed your registration statement and have the following comments.

General

1. Please have the company provide the bullet point acknowledgments listed on page 5 of our letter dated December 21, 2011 with your next response.

Registration Statement Front Cover page

2. Please check the box "If any of the securities being registered on this form are to be offered on a delayed or combination basis pursuant to Rule 415..."

Prospectus Summary, page 4

3. Please disclose here that you are not a blank check company and have no intention to engage in a business combination.

4. Please disclose your net loss.

Description of Business, page 22

Products, page 22

5. Please disclose whether you have any contractual relationships with your suppliers. If so, please disclose the material terms of those contracts and file them as exhibits. If you do not have such arrangements, consider appropriate risk factor disclosure.

Market Segmentation, page 26

6. Please disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

Sales and Distribution Strategy, page 29

7. Please disclose more information about the local auction facility used to distribute your products to consumers. For instance, is this the Able Auctions with which Ms. Weisgerber is associated? Please disclose the information required by Item 404 of Regulation S-K as appropriate.

Certain Relationships and Related Transactions, page 34

8. Please disclose the amount advanced to the Company for working capital in 2010 by Grace Weisgerber.

Undertakings, page 51

9. Please revise your undertakings to remove the reference to "small business issuer" and ensure that you provide the undertakings applicable to this resale offering rather than a primary offering.

Exhibit 5.1 – Legal Opinion

10. Please have counsel revise its opinion to refer to the Form S-1 and the correct file number.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

<u>Via E-mail</u>
Cc:     Richard W. Jones, Esq.